

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2023

David Domzalski
Chief Executive Officer
VYNE Therapeutics Inc.
685 Route 202/206 N., Suite 301
Bridgewater, NJ 08807

  Re: VYNE Therapeutics Inc.
   Registration Statement on Form S-3
   Filed November 13, 2023
   File No. 333-275507

Dear David Domzalski:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Doris Stacey Gama at 202-551-3188 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Mark Ballantyne, Esq.